Fitch Ratings, Inc.

2015 Form NRSRO Annual Certification

Exhibit 9.   Chief Compliance Officer

Jeffrey T. Horvath is the Chief Compliance Officer of Fitch Ratings, Inc. Mr. Horvath is employed full time by Fitch Ratings, Inc.

Employment History:

- *Deutsche Bank AG*, New York, NY; London, United Kingdom and Berlin, Germany (2001 – 2015). Managing Director, Global Head of Central Compliance (July 2011 – October 2015), Managing Director, Americas Head of Markets & LatAm Compliance (February 2006 – July 2011), Director, Fixed Income Compliance – United Kingdom (August 2001 – February 2006)

- *Kelley Drye & Warren, New York, NY*
- *Akabas & Cohen, New York, NY*

Post secondary education:

- *Fordham University School of Law, Juris Doctor*
- *Lehigh University, BS in Finance (Minor in International Relations)*
- *Member of the State Bars of New York and Connecticut*